

May 3, 2011

Steven S. Skalicky
Executive Vice President and
Chief Financial Officer
Transatlantic Holdings, Inc.
80 Pine Street,
New York, NY 10005

> **Re:** **Transatlantic Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-10545**

Dear Mr. Skalicky:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 67

1. Please refer to the table on page 69 that summarizes ratings of fixed maturity investments. Please tell us the investments for which ratings were not obtained from Standard & Poor and the source for the ratings used. Further, please tell us whether you performed an analysis of your investments beyond obtaining third party credit ratings. If so, please summarize for us the analysis that you performed. In addition, tell us the investments for which you performed an analysis and, for those where the analysis resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

2. Regarding your investment in municipal securities, please provide us the fair value and amortized cost of special revenue bonds categorized by state, municipality and political subdivision and the nature of the activities supporting these securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant